EXHIBIT F





                      December 17, 1999


Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Gentlemen:

     Referring to the Application or Declaration on Form U-1 previously filed by Monongahela Power Company ("Monongahela Power") under the Public Utility Holding Company Act of 1935, as amended, in File No. 70-9567 in the matter of the proposed acquisition of West Virginia Power and the retention of West Virginia Gas' assets, all as described in the Application or Declaration of which this Opinion is a part, I have examined or caused to be examined such documents and questions of law as I deemed necessary to enable me to render this opinion. I understand that the actions taken in connection with the proposed transactions will be in accordance with the Application or Declaration; that all amendments necessary to complete the above-mentioned Application or Declaration will be filed with the Commission; and that all other necessary corporate action by the Board of Directors and officers of Monongahela Power in connection with the described transactions has been or will be taken prior thereto.

     Based upon the foregoing, I am of the opinion that if the said Application or Declaration is permitted to become effective and the proposed transactions are consummated in accordance therewith: (a) all required state laws applicable to the proposed transaction will have been complied with; and (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any of the securities issued by Monongahela Power or by any associate or affiliate company.

     I consent to the use of this Opinion as part of the Application or Declaration that has been filed by Monongahela Power in File No. 70-9567.

                           Sincerely,

                           /s/  ANTHONY WILSON, ESQ.

                           Anthony Wilson, Esq.
                           Counsel for
                           MONONGAHELA POWER COMPANY